BECKSTEAD AND WATTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS

                                                           3340 Wynn Rd., Ste. B
                                                             Las Vegas, NV 89102
                                                                    702.257.1984
                                                                702.362.0540 fax

                                  VIA FACSIMILE
                        (Original via US Postal Service)

January 15, 2004

Mr. Gary Morgan, CEO
World Information Technology, Inc.
2300 W. Sahara Ave, Ste.
500-B, Box 18
Las Vegas, NV 89102

Dear Mr. Morgan,

We hereby resign as principal auditor for World Information Technology, Inc. and subsidiaries effective the date of this letter of notice.

The purposes of our resignation are outlined as follows:

1 - We have not received a satisfactory response to our letter to you dated September 4, 2003 whereby we stated the following:

"During the course of certain "discovery" procedures which we have performed subsequent to the issuance of our audit report dated March 14, 2003 on the financial statements for the year ended December 31, 2002, we have become aware of certain deficiencies in the internal control environment of World Information Technology, Inc. (the "Company") which have developed subsequent to our audit of the Company. The deficiencies identified are as follows:

Control of assets

The Company has transferred certain accounts receivables to unknown third parties for "collection" purposes. We have not been able to identify a contractual basis for the transfer. By making the transfer, the Company has a perceived loss in control of collections, identification of the validity of the accounts receivable balance as of December 31, 2002, and the loss of control over cash which belongs to the Company.

Management override

The Company has a perceived loss of inherent management override of control of Company assets by transferring the accounts receivable out of the Company's control. Company management loses the control to aggressively pursue collection of funds due the Company by transferring its collection rights to an unknown third party.

Mr. Gary Morgan, CEO
World Information Technology, Inc.
January 15, 2004
Page 2

Management accountability

The Company has aggressively prevented us access to certain individuals who have decision-making authority over the Company books and records. We have made repeatedly unsuccessful attempts to discuss certain "issues" with Company management who should have direct knowledge and accountability for the Company books and records.

As a result of the above, we are currently assessing our ability to continue as independent auditors under the current Company environment. As you know, we rely substantially on the inherent controls and accountability by Company management over the Company's financial affairs. We have perceived a significant break-down in management's ability to perform it functions to adequately manage those controls and accountability."

2 - We have become aware of certain press releases issues by you without privy to our firm dated August 19, 2003, August 22, 2003, August 26, 2003, November 14, 2003, November 24, 2003, December 21, 2003, and December 22, 2003 which contain claims made by you and the Company which, to date, are unproven and potentially misleading.

This is also to confirm that the client-auditor relationship between World Information Technology, Inc. and subsidiaries (Commission File Number 000-49795) and Beckstead and Watts, LLP has ceased.

Sincerely

/s/ Brad Beckstead
--------------------------
G. Brad Beckstead, CPA
Managing Partner
Beckstead and Watts, LLP

cc: Office of the Chief Accountant
    SECPS Letter File
    Securities and Exchange Commission
    Mail Stop 9-5
    450 Fifth Street, N.W.
    Washington, D.C. 20549